 Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-131369

Preliminary Term Sheet No. 248/1

Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080
(212) 449-1000

AB Svensk Exportkredit Commodity Index Linked Notes due January 15, 2010

Date: December 8, 2008

Issuer:	AB Svensk Exportkredit

Denominations:	$1,000,000 (minimum denomination), and integral multiples of $100,000 in excess thereof

Aggregate Principal Amount:	$12,200,000

Net Proceeds:	$12,200,000

Pricing Date:	December 8, 2008

Issue Date:	December 17, 2008

Maturity Date:

January 15, 2010 (the “Stated Maturity Date”), subject to postponement due to a Market Disruption Event. If the determination of the Final Index Value is postponed to or beyond the second (2nd) New York Business Day immediately prior to the Stated Maturity Date due to a Market Disruption Event or otherwise, the Maturity Date will be postponed so that the Maturity Date will be the second (2nd) New York Business Day following the date of the determination of the Final Index Value.

Index:	The Merrill Lynch Commodity Index eXtra A 01 Total Return (MLCXA01T), or any successor index, subject to the provisions of “Modification of Index” and “Replacement Index” below.

Index Description:

The Merrill Lynch Commodity Index eXtra A 01 Total Return (MLCXA01T) is a fully collateralized version of the Merrill Lynch Commodity Index Extra A 01 (MLCXA01), which is itself a modified version of the Merrill Lynch Commodity Index eXtra (MLCX). The MLCXA01T

measures the performance of an investment in the commodity markets over time. The MLCXA01T is fully collateralized because it combines the returns of the MLCXA01 with the returns on cash collateral invested in U.S. Treasury Bills. The Index is also designed as a “tradable” index that is readily accessible to market participants. The MLCXA01T tracks the returns of rolling commodities futures contracts. The MLCXA01T is currently comprised of futures contracts (each,

an “Index Component”) in respect of 19 physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 19 commodities that currently comprise the

Index (the “Index Commodities”) are: aluminum, coffee, copper, corn, cotton, crude oil, gold,

heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange. For information regarding the “rolling” of the contracts, please see “Merrill Lynch Commodity Index

eXtra A 01 Total Return—Merrill Lynch Commodity Index eXtra—Contract Selection—Rolling”

herein.

Issue Price:	100%

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Redemption Price:	An amount in cash payable on the Settlement Date equal to the sum of the Redemption Amount plus the Interest Amount.

Settlement Date:

(i) The Stated Maturity Date with respect to a redemption on the Stated Maturity Date and (ii) the fifth (5th) New York Business Day following the Final Valuation Date with respect to a redemption following an Optional Redemption or Automatic Redemption.

Redemption Amount:

An amount equal to the greater of (i) zero and (ii) the Outstanding Principal multiplied by the sum of (A) 1 plus (B) the product of (I) 3 times (II) the Index Result minus Fees minus the T-Bill Yield.

Outstanding Principal:

On a Final Valuation Date in relation to the Stated Maturity Date, an Automatic Redemption or an Optional Redemption in full of a note, the outstanding Aggregate Principal Amount of such note on such date.

Index Result:	The Final Index Value divided by the Initial Index Value minus 1.

Final Index Value:	The settlement price of the Index as it appears on Bloomberg page “MLCXA01T Index” or Reuters page “MLCXA01TR=MERL” (or any successor page of either) on the Final Valuation Date.

Initial Index Value:	TBD (the closing value of the Index on the Pricing Date, subject to a Market Disruption Event).

Fees:	0.40% multiplied by the number of days from and including the Pricing Date to but excluding the Final Valuation Date divided by 365.

T-Bill Yield:

The yield, expressed as a percentage, equal to the U.S. Treasury Bill return as measured on each date from the day following the Pricing Date to and including the Final Valuation Date and calculated pursuant to the following formula:

where:

“TBilld-1” means, on any Index Business Day, the 91-day weekly auction high rate for U.S. Treasury Bills, as reported on Reuters page “USAUCTION10”, or any successor page, on the most recent day prior to such Index Business Day on which such rate was published, expressed as a money market rate.

Optional Redemption:

The holders of the notes have the right to request an early redemption of the notes in whole (i.e., such a redemption request may only be made in respect of the entire Aggregate Principal Amount of the notes) on any Optional Repayment Date at the applicable Redemption Price upon written notice to the Calculation Agent, the Trustee and the Issuer on the form entitled “Option to Elect Repayment”.

Optional Repayment Dates:	Each Index Business Day from and excluding the Issue Date to but excluding January 8, 2010, on which notice of the exercise of an Optional Redemption is given in accordance with the terms hereof.

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Automatic Redemption:	The notes will be automatically redeemed in full, at the applicable Redemption Price, if a Trigger Event occurs.

Trigger Event:

A Trigger Event will be deemed to occur on the first Index Business Day from and excluding the Issue Date to but excluding January 8, 2010 on which the closing level of the Index is equal to or less than 85.00% of the Initial Index Value

Final Valuation Date:

(i) in the case of redemption on the Stated Maturity Date, January 8, 2010; (ii) in case of an Optional Redemption, the Optional Repayment Date, provided that notice of the exercise of the Optional Redemption is received by the Calculation Agent prior to 11:00 a.m., New York time, on such date, or, if such notice is given after 11:00 a.m., New York time, the first Index Business Day following the date on which such notice is given; and (iii) in case of an Automatic Redemption, the Index Business Day immediately following the Trigger Event; provided in each case that if a Market Disruption Event exists on any such Final Valuation Date, such date shall not be considered the Final Valuation Date but the Final Valuation Date shall be determined in accordance with the provisions of “Disruption Fallback” below.

Interest Amount:

An amount equal to the interest accrued on the outstanding Aggregate Principal Amount of the notes at the Interest Rate Basis specified below (minus the Spread) during each Interest Period. This rate will be set initially on the Issue Date and will subsequently reset on each Interest Reset Date. The Interest Amount will be paid on the applicable Settlement Date as part of the Redemption Price. For the avoidance of doubt, no interest payments will be made until the applicable Settlement Date.

Interest Rate Basis:

USD LIBOR for a maturity corresponding to the Designated Maturity at 11:00 a.m., London time, on the applicable Interest Reset Date, as reported on the Designated LIBOR Page. For the avoidance of doubt, the Interest Rate Basis will not be re-evaluated even if the Maturity Date is postponed due to a Market Disruption Event at the end of the final Interest Period.

Interest Period:

The period from and including an Interest Reset Date (or, with respect to the first Interest Period, the Issue Date) to but excluding the immediately following Interest Reset Date (or, with respect to the last Interest Period, the applicable Settlement Date).

Interest Reset Dates:

Quarterly on the 15th day of April, July and October beginning on April 15, 2009.  If any scheduled Interest Reset Date would otherwise be a day that is not a London Business Day, the Interest Reset Date will be the immediately preceding day that is a London Business Day.

Interest Payment Date:	The applicable Settlement Date. For the avoidance of doubt, no interest payments will be made until the applicable Settlement Date.

Minimum Interest Rate:	0%

Spread:	0.27% (0.27 per cent)

Designated Maturity:	Three months

Designated LIBOR Page:	Reuters page “LIBOR01” (or any successor or replacement page thereof)

Index Business Day:	As defined in the most current MLCX Handbook

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Day Count Fraction:	Actual/360

London Business Day:	A day on which commercial banks and foreign exchange markets settle payments generally in London.

New York Business Day:	A day on which commercial banks and foreign exchange markets settle payments generally in the City of New York.

Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on the relevant exchange(s) for an applicable commodity included in the Index.

Market Disruption Event:

The occurrence, as determined by the Calculation Agent, of one or more of the following: (i) a material limitation, suspension or disruption of trading in one or more of the futures contracts included in the Index, (ii) the settlement price for any futures contract in the Index being a “limit price” or (iii) the exchange on which any futures contract included in the Index trades failing to report or publish a settlement price for such futures contract. The Calculation Agent will inform the Issuer promptly upon determining that a Market Disruption Event has occurred.

Disruption Fallback:

If a Market Disruption Event occurs on the Final Valuation Date, the Calculation Agent will calculate the Final Index Value using (i) for those futures contracts included in the Index that did not suffer a Market Disruption Event on such Final Valuation Date the final settlement prices for such futures contracts on such Final Valuation Date and (ii) for each futures contract included in the Index that did suffer a Market Disruption Event on such Final Valuation Date the final settlement price for each such futures contract on the Trading Day immediately succeeding such Final Valuation Date on which the final settlement price for such futures contract was not affected by a Market Disruption Event; provided that, if a Market Disruption Event has occurred on each of the three (3) Trading Days immediately succeeding such Final Valuation Date, the Calculation Agent will make a good faith estimate of the price of the relevant futures contract and, using that price, determine the Final Index Value.  (These procedures will also apply to the calculation of the Initial Index Value if a Market Disruption Event occurs on the Pricing Date.)

Modification to Index:

If the Index Publisher and the Index Manager change their method of calculating the Index in any material respect, as determined by the Calculation Agent, (which is initially MLCI, the Index

Manager), then the Calculation Agent may, in its role as the Calculation Agent, make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate the Final Index Value in accordance with such adjustments.

Replacement Index:

In the event that the Index Publisher and/or the Index Manager cease to publish the Index following the Issue Date and neither the Index Publisher, the Index Manger nor any other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts, then the Final Index Value with respect to the notes will be calculated by the Calculation Agent (which is initially MLCI) in accordance with the formula applied to calculate the Index on the last day on which the Index was published.

Calculation Agent and Index Manager:	Merrill Lynch Commodities, Inc. (“MLCI”)

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Index Publisher:	Merrill Lynch, Pierce, Fenner & Smith Limited (“MLPF&S”). In addition, MLCI is involved in the preparation of the Index, in its role as the Index Manager.

Early Redemption for Tax Reasons:

The Issuer cannot redeem the notes prior to maturity (and other than in the case of Automatic Redemption) unless, due to the imposition by Sweden or one of its taxing authorities of any tax, assessment or governmental change subsequent to the date of this issuance of the notes, the Issuer would become obligated to pay additional amounts. If such an imposition occurs, the Issuer may at its option redeem the notes (in whole but not in part) by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice. In such event, the redemption price will be equal to the fair market value of the notes on the fifth Trading Day prior to the redemption date, as determined by the Calculation Agent in good faith and in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on the Issuer and the holders of the notes).

Early Redemption following Event of Default:	The redemption price for each note being accelerated by the holders shall equal the market value of such note on the date of the declaration of acceleration, as determined by the Calculation Agent.

CUSIP:	00254EHJ4

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) in relation to the offering to which this term sheet relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement, and the other documents relating to this offering that the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, or any agent or any dealer participating in this offering, will arrange to send you the prospectus and prospectus supplement if you so request by calling toll-free 1-866-500-5408.

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